Exhibit 99.1

Caledonia Mining Corporation Plc
Record gold production from the Blanket Gold Mine
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)
11 January 2017: Caledonia Mining Corporation Plc ("Caledonia" or the "Company") announces record quarterly and annual gold production from its 49 per cent owned subsidiary, the Blanket Gold Mine ("Blanket") in Zimbabwe, for the quarter and year ended 31 December, 2016.  All production numbers are expressed on a 100 per cent basis and are subject to adjustment following final assay at the refiners.  Production includes work-in-progress of approximately 754 ounces as at 31 December 2016.

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Approximately 13,591 ounces of gold were produced during Q4 2016, a new quarterly production record representing an 18 per cent increase on the gold produced in Q4 2015 (11,515 ounces) and a 1.2 per cent increase on the gold produced in Q3 2016 (13,428 ounces).

•	Total 2016 gold production was approximately 50,351 ounces, a new annual production record representing a 17.6 per cent increase over the annual gold production in 2015 of 42,804 ounces.
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The increase in production in 2016 was largely due to the start of production from below 750 meters, improvements in underground infrastructure and the commissioning of the new ball mill, in line with the Investment Plan at Blanket.

Target gold production for 2017 is approximately 60,000 ounces at an estimated on-mine cost* in the range of $600 to $630 per ounce and an All-in Sustaining Cost* in the range of $810 to $850 per ounce.  Blanket remains on-track to increase annual production to approximately 80,000 ounces of gold by 2021.

Chief Executive Officer, Steve Curtis, said,

"2016 was a significant year for Caledonia as the continued investment at Blanket begins to bear fruit.  Gold production in 2016 of 50,351 ounces surpassed the previous record from underground operations of 45,530 ounces, which was achieved in 2013.  The record level of production was due to the commencement of production below 750 meters following the successful completion of the No. 6 Winze and other infrastructure projects; improved underground infrastructure and the installation of the new ball mill late in 2016.

As well as achieving this record gold production level, the sinking of the new central shaft continued according to plan and reached a depth of 534 m by year end.

We look forward to a further improvement in 2017 as we target 60,000 ounces of production from Blanket, being a 20 per cent increase on the production achieved in 2016.  We continue our progress towards annual production of 80,000 ounces by 2021.

As we increase production we expect earnings will continue to benefit from the increased sales volumes and from a lower average cost per ounce as fixed production costs and overheads are spread across higher production.  This improvement makes us confident of achieving a significant improvement in earnings for 2017. Caledonia expects to publish its results for the year to December 31, 2016 on March 21, 2017."

Head and Registered Office: Caledonia Mining Corporation Plc
43/45 La Motte Street, St Helier, Jersey, Channel Islands, JE4 8SD
info@caledoniamining.com  |  | www.caledoniamining.com
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*"On-mine cost" and "All-in Sustaining Cost" are non-IFRS measures.  Please see "Non-IFRS Measures" in the Q3 MD&A for an explanation of how these measures are reconciled to IFRS measures.

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In terms of National Instrument 51-102,  Caledonia advises shareholders that following the publication of the Company's results for the quarter to September 30, 2016 on November 14, 2016 Edison Investment Research Limited updated its earnings forecast for 2017, taking into account the cost and production information included in the Q3 2016 MD&A and applying its forecast gold price of $1,275 per ounce. This research has been prepared on a paid-for basis, projects earnings per share for 2017 of 34.2 cents and will be available on the Company's website.  Edison's updated earnings forecast for 2017 of 34.2 cents is lower than the previous consensus forecast of approximately 45 cents primarily due to Edison's use of a lower forecast gold price ($1,275 per ounce compared to $1,341 per ounce previously) and the revised 2017 production guidance of approximately 60,000 ounces compared to 65,000 ounces previously.

The Company believes this forecast to be reasonable based on its production and cost estimates above, which are consistent with those included in the Q3 MD&A, and using Edison's assumed gold price. Additional research reports on the Company are also prepared by WH Ireland Limited and Marten & Co Limited.

About Caledonia Mining

Following the implementation of indigenisation in Zimbabwe, Caledonia's primary asset is a 49% interest in an operating gold mine in Zimbabwe ("Blanket").  Caledonia's shares are listed in Canada on the Toronto Stock Exchange as "CAL", on London's AIM as "CMCL" and are also traded on the American OTCQX as "CALVF".

At 30 September 2016, Caledonia had net cash of US$12.4 m.  Blanket plans to increase production from 50,351 ounces in 2016 to approximately 80,000 ounces in 2021; Blanket's target production for 2017 is approximately 60,000 ounces.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Tel: +44 1534 702 998 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751

Maurice Mason Tel: +44 759 078 1139 mauricemason@caledoniamining.com	Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray Tel: +44 20 7138 3204

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation.

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Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are "forward-looking information" within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia's current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "target", "intend", "estimate", "could", "should", "may" and "will" or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company's title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

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